

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Gina Goetter
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re: Harley-Davidson, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 23, 2021**
> **File No. 001-09183**

Dear Ms. Goetter:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Patrick Quick